OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Applica Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815A106

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 03815A106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C. TIN:13-2649199

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 1,375,640

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 1,375,640

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,640

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
	(a)	Name of Issuer Applica Incorporated
	(b)	Address of Issuer's Principal Executive Offices
5980 Miami Lakes Drive Miami Lakes, FL 33014

Item 2.
	(a)	Name of Person Filing Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence 909 Third Avenue, New York, NY 10022
	(c)	Citizenship Weiss, Peck & Greer Investments is a division of Robeco USA, L.L.C., organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 03815A106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 1,375,640 as of December 31, 2005
	(b)	Percent of class: Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 5.7% based on 24,163,812 shares
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 0
		(ii)	Shared power to vote or to direct the vote Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 1,375,640 as of December 31, 2005
		(iii)	Sole power to dispose or to direct the disposition of Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 0
		(iv)	Shared power to dispose or to direct the disposition of Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 1,375,640 as of December 31, 2005

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This statement on Schedule 13G (“Schedule 13G”) is filed by Robeco USA, L.L.C. (“Robeco”), a Delaware limited liability company which is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,375,640 shares of common stock of Applica Inc. (the “Common Stock”) held by Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. at December 31, 2005 for the discretionary accounts of certain clients.  By reason of Rule 13d-3 under the Act, Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. may be deemed to be a “beneficial owner” of such Common Stock.  To the knowledge of Robeco, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date

/s/ Mary Ann Iudice
Signature

Chief Compliance Officer, Weiss Peck & Greer Investments
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Advisor Consultant Network, Inc. Copyright © 2006